SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            Amendment No. 6 (Final)
                                  to

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        Lone Star Industries, Inc.
                             (Name of Issuer)

                       Common Stock, $1.00 par value
                      (Title of Class of Securities)


                                542290408
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)
                              November 20, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /__/

Check the following box if a fee is being paid with this statement: /__/


                            Page 1 of 11 pages

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 2 of 11 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            476,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 476,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 476,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 3 of 11 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN FOCUS FUND L.P.               13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            48,000(See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 48,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 48,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 4 of 11 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            46,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 46,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 46,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 5 of 11 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            524,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 524,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 524,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 6 of 11 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            570,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 570,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 570,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.97% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 7 of 11 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            570,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 570,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 570,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.97% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN

                 Amendment No. 6 to Schedule 13D (Final)

     This statement amends the Schedule 13D, dated September 26,
1994, as amended by Amendment No. 1 dated October 31, 1994,
Amendment No. 2 dated January 6, 1995, Amendment No. 3 dated
April 4, 1995, Amendment No. 4 dated June 9, 1995 and Amendment
No. 5 dated November 14, 1995 (the "Schedule 13D"), filed by
Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P.
("Dickstein Focus"),Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock,
$1.00 par value (the "Common Stock"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment
No. 6, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in Securities of the Issuer", are amended and restated as follows:

     "(a) The Reporting Persons beneficially own an aggregate of 570,000 shares of Common Stock, representing approximately 4.97% of the shares of Common Stock. Dickstein & Co. beneficially owns 476,000 of such shares of Common Stock (approximately 4.1% of the shares outstanding); Dickstein Focus beneficially owns 48,000 of such shares of Common Stock (approximately .4% of the shares outstanding); and Dickstein International beneficially owns 46,000 of such shares of Common Stock (approximately .4% of the shares outstanding). Upon resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Common Stock pursuant to the Plan of Reorganization.1/

            Mark Kaufman, a Vice President of Dickstein Partners, Inc. owns 1,500 shares of Common Stock."

     "(c) Except for the transactions set forth on Schedule II hereto and as described in Amendment No. 5 to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

     "(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on November 21, 1995. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13 (d) of the Exchange Act with respect to the Common Stock, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."



1/ Percentages are based upon 11,473,101 shares of Common Stock outstanding as of November 14, 1995 as determined by subtracting the 600,000 shares of Common Stock the Reporting Persons sold to the Company on November 13,1995 from the 12,073,101 shares of Common Stock reported as outstanding by the
          Company as of November 3, 1995 as set forth in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1995.

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 22, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan  Cooper,   as  Vice  President  of  Dickstein
                         Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein Focus Fund
                         L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         /s/Mark Dickstein
                         Name:   Mark Dickstein

            TRANSACTIONS IN COMMON STOCK                             Schelule II
              OF LONE STAR INDUSTRIES, Inc.


Shares Sold by Dickstein & Co., L.P.

          Number of
           Shares        Price per                            Total
Date        Sold          Share       Commission            Proceeds

11/15/95    19,000       24.4385       1,180.48            463,151,.02
11/16/95    27,500       24.0000       1,697.00             658,303.00
11/20/95   175,000       24.2784      10,525.00           4,238,195.00
11/21/95    79,595       24.0098       4,800.70           1,906,259.33

Shares Sold by Dickstein International Limited

          Number of
           Shares        Price per                            Total
Date        Sold          Share       Commission            Proceeds

11/15/95     3,500       24.4385         237.86              85,296.89
11/16/95     4,500       24.0000         298.60             107,701.40
11/20/95    52,500       24.278        3,175.00           1,271,441.00
11/21/95    21,513       24.0098       1,315.78             515,207.05


Shares Sold by Dickstein Focus Fund, L.P.

          Number of
           Shares        Price per                            Total
Date        Sold          Share       Commission            Proceeds

11/15/95     2,500       24.4385         177.04              60,919.21
11/16/95     3,000       24.0000         207.40              71,792.60
11/20/95    22,500       24.2784       1,375.00             544,889.00
11/21/95     7,473       24.0098         473.38             178,951.86


Shares Purchased by Mark Kaufman

          Number of
           Shares        Price per                            Total
Date      Purchased       Share       Commission              Cost

11/20/95       500       24.3750         103.85              12,291.35